Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
RF ACQUISITION CORP.

RF Acquisition Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.	The Second Amended and Restated Certificate of Incorporation of the Corporation, dated March 30, 2023 (the “Charter”) is hereby amended by deleting Section 9.1(b) thereof in its entirety and inserting the following in lieu thereof:

(b)	Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 20, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes (less up to $100,000 interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within thirty (30) months from the closing of the Offering (the “Deadline Date”), provided that Sponsor may decide to extend the Deadline Date by which it has to consummate a Business Combination by up to six (6) months, composed of six (6) monthly extensions (or up to thirty-six (36) months from the closing of the Offering), provided that Sponsor (or its designees) must deposit into the Trust Account for each monthly extension, $0.03 for each Class A Common Stock not redeemed in accordance with Section 9.7 of this Second Amended and Restated Certificate, in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a Business Combination, and (iii) the redemption of shares in connection with a vote seeking to amend any provisions of this Second Amended and Restated Certificate relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7). Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

2.	The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed and acknowledged this 23rd day of September, 2024.

RF Acquisition Corp.

By:	/s/ Tse Meng Ng
Name:	Tse Meng Ng
Title:	Chief Executive Officer